Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

S. HALLE VAKANI

hvakani@wyrick.com

August 3, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Matthew Crispino and Craig Wilson

Re:	Blackbaud, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed May 10, 2011

File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. (the “Company”) in connection with the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated July 29, 2011. In a conversation on August 2, 2011, between the undersigned and Matthew Crispino of the Staff, we requested on behalf of the Company and received an extension to the deadline for responding to the Staff’s letter to August 26, 2011. This letter will serve to memorialize that extension.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ S. Halle Vakani
S. Halle Vakani

cc:	Marc E. Chardon

Timothy V. Williams

Jon Olson

Alpana Wegner